UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number 001-42424

TNL Mediagene

4F., No. 88, Yanchang Rd.
Xinyi District
Taipei City 110
Taiwan
+886-2-6638-5108

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Completion of Sale of Japanese Business

As previously reported, on September 30, 2026, TNL Mediagene (the “Company”) entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with MI Company Inc., a Japanese joint-stock company (“MI Company”), pursuant to which the Company agreed to sell to MI Company all of the issued and outstanding shares of TNL Mediagene Inc., a Japanese joint-stock company and wholly owned subsidiary of the Company (the “Japan Holding Company”). The Japan Holding Company owns, directly or indirectly, all of the issued and outstanding shares of Mediagene Inc. and Infobahn Inc. The sale of the Japan Holding Company and its subsidiaries to MI Company is referred to herein as the “Japan Business Sale.” MI Company is a Japanese joint-stock company formed as the acquisition vehicle for an investor group led by Motoko Imada, who served as the Company’s Chief Executive Officer and a member of the Company’s board of directors (the “Board”) until the completion of the Japan Business Sale. As previously reported, the Japan Business Sale was reviewed, evaluated and negotiated by a special committee of the Board comprised solely of disinterested and independent directors (the “Special Committee”) and was approved by the Board acting on the Special Committee’s recommendation.

On October 30, 2026, the Company and MI Company completed the Japan Business Sale. The Special Committee confirmed that its recommendation, the fairness opinion of Imperial Capital, LLC and the Company’s corporate approvals of the Japan Business Sale remained in full force and effect as of the completion of the Japan Business Sale.

The aggregate consideration payable by MI Company under the Share Purchase Agreement is $5.5 million, subject to an adjustment based on changes in net intercompany debt liabilities from a reference amount of $612,064 as of July 31, 2026 through the closing date, and to set-off, in each case as provided in the Share Purchase Agreement, with the aggregate amount of any such adjustment and set-off capped at $500,000. At the closing, MI Company paid or satisfied the entire $5.5 million of the purchase price, consisting of approximately $3.85 million in cash, approximately $0.15 million through a set-off of net intercompany debt liabilities and the remaining $1.5 million through the assumption, discharge, cancellation or other extinguishment of indebtedness under certain promissory notes of the Company.

Following the completion of the Japan Business Sale, the Company continues to own and operate its business in Taiwan.

The foregoing description of the Share Purchase Agreement and the Japan Business Sale does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Purchase Agreement, which was furnished as Exhibit 10.1 to the Company’s Report on Form 6-K furnished to the Securities and Exchange Commission on October 2, 2026, which is incorporated herein by reference.

Resignation of Directors and Officers

In connection with the completion of the Japan Business Sale, effective as of October 30, 2026, (i) Motoko Imada and Hiroto Kobayashi each resigned as a member of the Board, and (ii) Motoko Imada resigned as the Company’s Chief Executive Officer, Hiroyuki Terao resigned as the Company’s Chief Financial Officer and Aya Miyake resigned as the Company’s Chief Governance Officer. The resignations of Ms. Imada and Mr. Kobayashi from the Board were not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Nasdaq Listing Compliance

As a result of the transaction described above, as of the date of this report on Form 6-K, the Company believes its stockholders’ equity exceeds the minimum $2.5 million requirement set forth in Nasdaq Listing Rule 5550(b)(1) and has thereby demonstrated compliance with the Nasdaq Equity Requirement.

Press Release

On October 30, 2026, the Company issued a press release announcing the completion of the Japan Business Sale. A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Press Release of TNL Mediagene, dated October 30, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNL MEDIAGENE

Date: October 30, 2026	By:	/s/ Tae Jun Park
	Name:	Tae Jun Park
	Title:	General Counsel and Chief Corporate Affairs Officer

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